                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                                  ---------

                               Amtech Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per Share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  032329 10 4
           --------------------------------------------------------
                                 (CUSIP Number)

          Norman L. Roberts, Senior Vice President and General Counsel
                                   UNOVA, Inc.
           360 North Crescent Drive, Beverly Hills, California 90210;
                                 (310) 888-2700
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  April 9, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 032329 10 4                    13D
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

            UNOVA, INC.
            IRS IDENTIFICATION NO. 95-4647021
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
            N/A
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
            00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
            DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                     2,211,900
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                           -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                        2,211,900
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                           -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                        2,211,900
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                        / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                        13.06%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                        HC
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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



                                 AMENDMENT NO. 1 TO

                                    SCHEDULE 13D

                                  relating to the

                       Common Stock, $.01 par value per Share

                                         of

                                 Amtech Corporation

     The information previously reported in UNOVA's Schedule 13D, dated November 3, 1997 (the "November 13D"), is amended and supplemented with the following information. Terms used herein and not otherwise defined have the meanings given to such terms in the November 13D.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In the November 13D, UNOVA reported that the amount of funds used by UNOVA to purchase the Shares was $7,500,000. In addition, as previously reported, UNOVA paid to the Company $2,500,000 as an advance fee for RFID technology to be developed by the Company. However, as reported in the November 13D, the Agreement stipulated that if UNOVA and the Company were unable to conclude a technology development agreement, the entire sum of $10,000,000 paid to the Company would be deemed to represent the purchase price for the Shares. Since, as described below, such technology development agreement has not been concluded, the purchase price paid by UNOVA for the Shares is now deemed to be $10,000,000.


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


Item 4.  PURPOSE OF TRANSACTION

     As previously reported in the November 13D, UNOVA purchased the Shares to induce the Company to negotiate a research and development alliance with UNOVA for the purpose of developing and marketing radio frequency identification ("RFID") technology. Subsequent to the filing of the November
Schedule 13D, UNOVA announced on December 23, 1997, that it had acquired proprietary seimconductor technology for RFID, which offers memory for data storage and wireless transmission capability on a tag or label, from International Business Machines Corporation.

     In March, 1998, UNOVA disclosed that it and the Company had been unable to agree on the structure of a proposed product development alliance and were exploring other mutually agreeable means to complete the RFID development.

     On April 9, 1998, UNOVA and the Company announced they had signed a letter of intent (the "Letter of Intent") with respect to the proposed purchase by UNOVA or one of its subsidiaries of the Company's RFID business unit known as the Transportation Systems Group. The purchase price is expected to be approximately $27 million, subject to certain adjustments.
The Letter of Intent provides that UNOVA, at its option, may satisfy $10,000,000 of such purchase price by transferring the Shares to the Company. Under the terms of the Letter of Intent UNOVA would also have the option to pay such portion of the purchase price of the Company's Transportation Systems Group in cash and retain the Shares. In that case, the rights of UNOVA under the Agreement, which was filed as Exhibit 2 to the November Schedule 13D, including the rights to require registration under the Securities Act of 1933 of the Shares, would remain intact.

     In the event that UNOVA elects to pay in cash the entire purchase price for the Company's Transportation Systems Group (in lieu of paying part in cash and transferring the Shares to the Company), the Company would have the option, exercisable on the date of closing only, to repurchase the Shares at the closing price of the Company's Common Stock as reported in the NASDAQ national market system quotations on the date of the closing of the purchase by UNOVA of the Transportation Systems Group.

     If UNOVA transferred the Shares to the Company, or if the Company exercised its option to repurchase the Shares, UNOVA would cease to have the rights granted under the Agreement, including the right to designate a nominee for election to the Company's Board of Directors. The Company's present designee serving on the Company's Board, Michael E. Keane, would agree to resign as a director of the Company promptly upon the transfer to the Company of the Shares.

     UNOVA accordingly amends the November Schedule 13D with respect to the transaction provided for in the Letter of Intent and reports that UNOVA presently is party to a plan which would involve the sale or transfer of a material amount of assets of the

Company, as well as a probable change in the present board of directors of the Company.

     UNOVA further notes that the Letter of Intent contemplates that, following the acquisition by UNOVA of the Company's Transportation Systems Group, UNOVA would have the right to use the name "Amtech" in connection with the assets purchased, and the Company would change its name (and the names of its subsidiaries where applicable) to a name not including the word "Amtech."

     The purchase of the Transportation Systems Group is subject to the negotiation and execution of a definitive agreement for the transaction, approval by the boards of directors of UNOVA and the Company, and other customary conditions. Accordingly, there is no assurance that the purchase will be completed.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the November 13D is hereby amended and supplemented to incorporate the information set forth above with respect to the transactions provided for in the Letter of Intent.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS


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

     Exhibit 3 - Letter Agreement between Amtech Corporation and UNOVA, Inc. dated April 8, 1998, with respect to proposed purchase and sale of the Transportation Systems Group of Amtech.


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            UNOVA, INC.


                                            By:  /s/  MICHAEL E. KEANE
                                                ----------------------------
                                                 Michael E. Keane
                                                 Senior Vice President and
                                                 Chief Financial Officer


Dated:  April 17, 1998


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

                                    ANNEX A

The names, addresses and principal occupations of the directors and executive officers of UNOVA, Inc. are as follows:

                               BUSINESS/HOME ADDRESS:             PRINCIPAL OCCUPATION:

Edward J. Borey                Intermec Technologies              Vice President of UNOVA,
                               Corporation                        Inc. and Chief Operating
                               6001 36th Avenue West,             Officer of UNOVA's
                               Everett, Washington, 98203-9280    Automated Data
                                                                  Systems Group

Alton J. Brann                 UNOVA, Inc.                        Chairman of the Board and
                               360 North Crescent Drive           Chief Executive Officer and
                               Beverly Hills, California 90210    a director of UNOVA, Inc.

Stephen E. Frank               Southern California                President and Chief
(outside director of           Edison Company                     Operating Officer of
UNOVA, Inc.)                   2244 Walnut Grove Avenue           Southern California
                               Rosemead, CA 92770                 Edison Company, a
                                                                  subsidiary of Edison
                                                                  International.

Orion L. Hoch                  55 Melanie Lane                    Chairman Emeritus of Litton
(outside director of           Atherton, CA 94027                 Industries, Inc.
UNOVA, Inc.)

Steven B. Sample               University of Southern             President of the University
(outside director of           California                         of Southern California.
UNOVA, Inc.)                   University Park
                               Los Angeles, California
                               90089-0012

William D. Walsh               Sequoia Associates                 Partner of Sequoia
(outside director of           Building 2, Suite 140              Associates, a private
UNOVA, Inc.)                   3000 Sand Hill Road                investment firm.
                               Menlo Park, CA 94025

Michael E. Keane               UNOVA, Inc.                        Senior Vice President and
                               360 North Crescent Drive           Chief Financial Officer of
                               Beverly Hills, California 90210    UNOVA, Inc.

Michael Ohanian                Intermec Technologies              Senior Vice President and
                               Corporation                        Group Executive, Automated
                               6001 36th Avenue West,             Data Systems, of
                               Everett, Washington 98203-9280     UNOVA, Inc.

Norman L. Roberts              UNOVA, Inc.                        Senior Vice President and
                               360 North Crescent Drive           General Counsel of
                               Beverly Hills, California 90210    UNOVA, Inc.

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



Clayton A. Williams            UNOVA Industrial Automation       Senior Vice President and
                               Systems, Inc.                     Group Executive, Industrial
                               5663 E. Nine Mile Road            Automation Systems of
                               Warren, MI 48091                  UNOVA, Inc.

Charles  A. Cusumano           UNOVA, Inc.                       Vice President, Finance, of
                               360 North Crescent Drive          UNOVA, Inc.
                               Beverly Hills, California 90210

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